[Letterhead of Jones Day]
August 8, 2008
Mr. David L. Orlic
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 4561
Washington, D.C. 20549

Re:	Dell Inc.
Amendments No. 1 to Registration Statements on Form S-1
(the “Form S-1s”)
Filed July 21, 2008
File Nos. 333-151459, 333-151460, 333-151463

Form 10-K for the Fiscal Year Ended February 1, 2008
Filed March 31, 2008
File No. 000-17017

Dear Mr. Orlic:
     On behalf of Dell Inc. (the “Company”), we are writing to respond to your letter dated August 7, 2008 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.
     We have included the text of the Staff’s comments preceding each of the Company’s responses. Set forth below are the Company’s responses to the comments presented in your letter.
Registration Statements on Form S-1
General
1.	The legal opinions currently filed as Exhibit 5.1 to each of your registration statements are dated as of June 5, 2008. Please have counsel file updated legal opinions dated as close as possible to the anticipated effective date of the registration statements.

Response: In response to the Staff’s comment, the Company has filed an updated legal opinion as Exhibit 5.1 to each of the Form S-1s.

Mr. David L. Orlic
Securities and Exchange Commission
August 8, 2008

Form S-1 (file no. 333-151460)
General
2.	We refer to your response to comment 4 of our letter dated July 2, 2008. Please ensure that your registration statement for the rescission offer relating to your Canadian retirement plans clearly describes how offerees may obtain the current value of a Unit at any time, which your response indicates they can do, as this information appears to be significant to an offeree’s decision of whether or not to tender Units subject to the rescission offer.

Response: In response to the Staff’s comment, the Company has added disclosure under the caption “Questions and Answers About the Rescission Offer — Q: Where can I find information about my purchases and sales of Units?” in the Form S-1 relating to the Canadian retirement plans.
Form S-1 (file no. 333-151459)
Material U.S. Federal Income Tax Consequences, page 15
3.	You have filed a short-form tax opinion of counsel as Exhibit 8.1. When a short-form tax opinion is used, the prospectus must state clearly that the discussion of the material tax consequences contained in the prospectus is counsel’s opinion, and the short-form tax opinion should confirm this. Accordingly, please revise the tax discussion in your registration statement to state clearly that each material tax consequence discussed in this section is the opinion of counsel and to identify the counsel opining on each such matter.

Response: In response to the Staff’s comment, the Company has added disclosure under the caption “Material U.S. Federal Income Tax Consequences” in the Form S-1 relating to the Company’s stock purchase plan.
Exhibit 8.1 Opinion of Jones Day regarding certain tax matters
4.	The opinion of Jones Day filed as Exhibit 8.1 to the registration statement states: “[W]e have reviewed the section of the Prospectus entitled ‘Material U.S. Federal Income Tax Consequences.’ In our opinion, such section identifies and fairly summarizes the federal income tax considerations that are likely to be material to persons eligible to participate in the Rescission Offer, and to the extent such summaries involve statements of federal income tax law, such statements of law are correct.” It is not sufficient for counsel to opine on the quality of the summary.

Mr. David L. Orlic
Securities and Exchange Commission
August 8, 2008

Please have counsel file a revised tax opinion that confirms that the relevant discussion contained in the prospectus constitutes counsel’s opinion.

Response: In response to the Staff’s comment, the Company has filed a revised opinion of Jones Day as Exhibit 8.1 to the Form S-1 relating to the Company’s stock purchase plan.

5.	Please ensure that counsel consents in the revised tax opinion to the prospectus discussion of the opinion, the reproduction of the opinion as an exhibit to the registration statement, and the identification of counsel in the prospectus.

Response: In response to the Staff’s comment, the revised opinion of Jones Day reflects Jones Day’s consent to the prospectus discussion of the opinion, the reproduction of the opinion as an exhibit to the registration statement and identification of Jones Day in the prospectus.
Form 10-K for the Fiscal Year Ended February 1, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Expenses, page 30
6.	Your response to comment 13 of our letter dated July 2, 2008 provides quantification of items that impacted the increase in Selling, General and Administrative expenses, including increased employee bonuses and the effect of revenue increases. We believe that quantifications of these items should be provided in future filings. We also believe that quantification should be provided for the effects of increased headcount and outside consulting fees. In your response, please confirm that you will provide this information regarding this material change and similar quantifications for other material changes that may occur.

Response: In response to the Staff’s comment, in future filings the Company will expand its discussion and quantification of material fluctuations related to the underlying causes of changes in Selling, General, and Administrative Expenses. Specifically, in future filings the Company will expand its discussion and quantification of fluctuations in Selling, General, and Administrative Expenses to include, when material, the effect of revenue fluctuations, employee bonuses, headcount, outside consulting fees, and/or other material reasons for fluctuations in Selling, General, and Administrative Expenses that may occur.

Mr. David L. Orlic
Securities and Exchange Commission
August 8, 2008

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     The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing, please do not hesitate to contact Mark Betzen at (214) 969-3704, or by facsimile at (214) 969-5100.

Very truly yours,
/s/ Anna Marie Dempsey

Anna Marie Dempsey

cc:	Lawrence P. Tu, Esq. Janet B. Wright, Esq. Robert Potts, Esq. Robert L. Estep, Esq. Mark E. Betzen, Esq.